# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sharplink, Inc., CIK 0001981535
CUSIP: 820014405
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 S Biscayne Boulevard, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 24,370,924; shared voting power 0; sole dispositive power 24,370,924; shared dispositive power 0; aggregate amount beneficially owned 24,370,924 (9.9% of the class)
  Comment: Includes 10,013,351 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of the Reported Warrants (as defined in Item 4(a)). As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 4(a)) and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (5), (7) and (9).

## Item 1. Issuer
Name of issuer: Sharplink, Inc.
Address of issuer's principal executive offices: 200 S. Biscayne Boulevard, Miami, FL 33131

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Sharplink, Inc., a Delaware corporation (the "Issuer"), and shares of Common Stock issuable upon exercise of warrants, directly held by the Highbridge Funds;

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 390 Madison Avenue, 28th Floor, New York, NY 10017.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 210,262,597 shares of Common Stock, which is the difference obtained by subtracting (i) 2,132,773 shares of Common Stock repurchased by the Issuer during the period from June 24, 2026 through June 26, 2026, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2026, from (ii) 212,395,370 shares of Common Stock outstanding, as reported in the Issuer's Prospectus filed pursuant to 424(b)(5) with the Securities and Exchange Commission on June 23, 2026, after giving effect to the completion of the offering, as described therein, and assumes the exercise of the warrants (the "Reported Warrants") held by the Highbridge Funds, subject to the 9.99% Blocker.

Pursuant to the terms of the Reported Warrants, the Reporting Person cannot exercise any of the Reported Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for the Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Person is not able to exercise all of such Reported Warrants due to the 9.99% Blocker.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein. Highbridge Tactical Credit Master Fund, L.P., a Highbridge Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, By: Kirk Rule, Executive Director (08/14/2026)